

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2018

Mariam Morris
Chief Financial Officer
Cerecor Inc.
400 E. Pratt Street, Suite 606
Baltimore, MD 21202

> **Re: Cerecor Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **File No. 001-37590**

Dear Ms. Morris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 83

1. Please amend your Form 10-K to provide clear conclusory statements as to whether your principal executive and principal financial officers believe your disclosure controls and procedures were or were not effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance